FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         February 12, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Chairman's Message to the Annual Meeting of Shareholders on February 4, 2003

                               EXHIBIT LIST

Exhibit           Description

99.1     Chairman's Message to the Annual Meeting of Shareholders on February
4, 2003

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: February 12, 2003

Exhibit 99.1

Chairman's Message to the Annual Meeting of Shareholders on February
4, 2003

Code EURONEXT : EXHO.PA / Code NYSE : SDX

Ladies and Gentlemen,

Please find below the text of my message to shareholders at the Annual Meeting of Sodexho Alliance on February 4, 2003.

I would like to talk a moment about the past, the present and the future.

The Past

In 35 years, our revenues have increased by a factor of 20,000 for four reasons: our desire to grow, our steady focus on client needs, the importance of our people and solid mastery of our development in activities that are not capital-intensive and that generate free cash flow. Our successful performance has been led by this strategy, which we've been pursuing for the past eight years.
During that period revenues have been multiplied by seven, Group net income by six and earnings per share by 3.8.

But for the past two years, our performance has fallen short of our ambition. In a less challenging global economic and stock market environment, our successes have caused us to rest on our laurels. We didn't foresee the US and global recession soon enough and we have been slow to respond and to adapt to our clients' emerging needs.

Our size is our overriding strength but also our greatest weakness. Let me give you two examples:

- Sodexho is a powerful social elevator, but sometimes when promoting people within the Company, we lack the courage to choose the best over those with more seniority. As a result, we risk becoming a bureaucracy instead of a federation of entrepreneurs.

- Overheads for Sodexho Alliance and its subsidiaries have increased faster than revenues, which is entirely unproductive. We have begun to remedy the situation.

The Present

Although our fiscal 2002 performance did not meet objectives, the Group is in good shape: Group net income increased by 33%, and our excellent financial model enables us to finance organic growth, reimburse debt and increase dividends.

We benefit from the following competitive advantages:

- We are the world leader in Food and Management Services, as well as in the Education, Healthcare and Senior segments, which have the greatest growth potential. A new market segment, Defense, is opening up and on October 1 we started an 8-year, 967-million-euro contract with the US Marine Corps, the largest food service contract ever awarded by the US military.

- We are the world's second-largest issuer of Service Vouchers and Cards. Over the past four years, the business has expanded by nearly 20% a year on average and will continue to grow.

- We have an outstanding international network that enables us to serve prestige clients anywhere around the world and to benefit from the best possible terms from our global suppliers.

- We rank first or second in nearly all our host countries, and our geographic risks are well balanced.

-    Lastly, our stable shareholder structure is an additional strength.


The Future

After the past and the present, let's look to the future. Regarding the economic situation in the US, most experts, investors and analysts doubt there will be a recovery in 2003, even if the Congress approves President Bush's proposed tax cuts.

In Europe, economic growth will be weak or flat, depending on the country. The same is true for South America. In Asia, with the exception of Japan, economic growth will be particularly good, especially in China and India. But even if the environment does not improve, our growth potential is enormous, both in Food and Management Services and in Service Vouchers and Cards.

In order to continue to increase our net income and accelerate organic growth in revenues, we must reduce our overheads while focusing clearly on our clients in order to:

-    Keep existing clients and improve retention rates.

-    Increase revenues generated on existing sites.

- Gain new clients with our innovative and value-creating service offerings, particularly organizations that have not yet outsourced the services we provide.

Three months ago, Albert George created an Operational Committee, which includes the 17 senior executives of the Group.

We are on the right path. Recent changes in our management and the creation of the Operational Committee have made us very confident in the Group's future.


Corporate Governance

We are also continuing to develop good Corporate Governance practices.

The Board of Directors

The Board of Directors comprises twelve members, including one Canadian and one British Director. At the present time, the term "independent director" does not have a legal definition in French law. The Bouton report states the following "for the sake of simplicity, the definition of independent director is set forth as follows: "a director is independent when he or she has no relationship of any nature with the Company, the Group or its management, which could compromise the exercise of his or her free judgment.""

In the spirit of this definition, the Board of Directors considers that all of Sodexho Alliance's directors are independent. Our Board of Directors is a cohesive authority which collectively represents all of our shareholders and requires each Director to act in all circumstances in the interests of all of our shareholders and in the interests of the business.

Nonetheless, in order to conform to other definitions and with the advice of the Selection Committee, the Board of Directors suggests that the following directors should be considered independent directors: Mr. Edouard de Royere, Mr. Francois Perigot, and Mr. Mark Tompkins.

In addition to their expertise, experience and understanding of strategic challenges in markets where the Group operates, Directors are chosen for their ability to take the interests of all shareholders into account, as well as for their thus demonstrating an in-depth knowledge of our businesses.

To support its decision-making process, the Board has created three specialized committees:

o The Selection Committee for Board members and corporate officers, chaired by Mr. Francois Perigot, examines the Chairman's proposals concerning the re-election of Board members and prepares recommendations to present to the Board. It also keeps an up-to-date, confidential list of potential replacements in case a position becomes vacant.

o The Compensation Committee, chaired by Mr. Remi Baudin, proposes compensation packages for corporate officers and senior executives, and recommends executive compensation and incentive policies.

o The Audit Committee, chaired by Mr. Edouard de Royere ensures that the Group's financial, legal and accounting policies and procedures are properly applied and recommends any changes it considers necessary. It may operate independently of Sodexho Alliance management but request that management provide relevant information.

Re-election and election of members of the Board of Directors

You have been asked to re-elect Mr. Bernard Bellon, whose term is expiring, for a new three-year term.

We are also asking you to elect a new director, Mr. Charles Milhaud, Chairman of the Executive Board of Caisse Nationale des Caisses d'Epargne et de Prevoyance, for a three-year term.

In addition, the Board of Directors would like to thank Patrice Douce for his strong contribution to the Group's development over the past 30 years and for his participation on the Board for the past 15 years.

Internal Control

We are also strengthening our internal control. In fiscal 2002, for example, we launched a number of major projects:

Mapping risks

The Group's Chief Financial Officer has presented the Audit Committee with a map of the Company's risks and recommended an action plan to improve risk management. Given Sodexho's business, the main action to date involves reviewing and updating as needed the delegations of authority and procedures concerning sales contracts.

Assessing exchange rate and interest rate risks

Because of the Group's extensive global presence, Senior Management has assessed the risks related to exchange rates and interest rates in its businesses. The findings were presented to the Audit Committee at the end of the fiscal year.

Strengthening internal audit

Sodexho currently has approximately 30 auditors who carry out a variety of missions. To guarantee their independence within the organization, in mid-year the Group Internal Audit began reporting to the Chairman and Chief Executive Officer. This ensures that their objectives, assignments and priorities are defined at the highest level.

A new Internal Audit Director has just been hired.

Relations with outside auditors

Last year, Senior Management, at the request of the Audit Committee, defined the missions of outside auditors and determined the number of hours needed to complete them. This process is also underway for fiscal 2003. Relations with auditors are now centralized.

         Appointment of a new co-auditor and alternate auditor

Mr. Olivier Belnet, statutory auditor, and Mrs. Andree Boyer, alternate auditor, have informed the Company of their resignation as co-auditors, effective as of this Annual Meeting. The Board of Directors has proposed that shareholders appoint KPMG SA as statutory auditor. Sodexho thanks Mr. Belnet and Mrs. Boyer for their cooperation during their eight years of serving as co-auditors.

Transparency

The Group maintains its commitment to transparency and will strengthen its communication with shareholders.

Sustainable development

The Group will continue to be actively involved in the area of sustainable development:

I would like to emphasize four points:

o Our philosophy, indeed our purpose, is to meet the expectations of our clients, our employees and our shareholders. That's why, even before I created Sodexho, I preferred organic growth.

o Organic growth has made us a powerful social elevator. We provide jobs and promote our best employees. All Sodexho employees with similar qualifications enjoy equal opportunity regardless of their race, gender, culture, or creed.

o Our mission is to improve the quality of daily life for schoolchildren, students, patients, senior citizens, and employees in factories and offices and on major onshore and offshore sites. We are also committed to participating in the economic and social development of the 74 countries in which we operate.

o Among our many sustainable development initiatives, the most outstanding is S.T.O.P. Hunger, a program dedicated to combating all forms of malnutrition. Every year, 30 million people around the world--two-thirds of them children--die of hunger and some 800 million suffer from malnutrition.


For fiscal 2003:

- Our objective for organic growth in revenues is between 4 and 6%; in the United Kingdom, we are focusing on profitability rather than growth; and further, the prospect of war with Iraq is making our clients hesitate before investing and hiring.

-    Our EBITA margin should return to 4.7%.

- Our objective for fiscal 2003 Group net income, at constant exchange rates and excluding exceptional items, is 210 million euro. It will be difficult, but we will do our best to meet this objective.

In closing, I would like, on behalf of the Board of Directors, to thank all our clients for their continued trust, our people who maintain their professionalism and efficiency every day to ensure our success around the world, and our shareholders for their loyalty.

Pierre Bellon
Chairman and Chief Executive Officer


This document contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.